Vinson & Elkins L.L.P.
666 Fifth Avenue, 26th Floor
New York, NY 10103

May 12, 2005

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, NE, Room 1580
Washington, D.C. 20549

Re: Registration Statement on Form S-1

Ladies and Gentlemen:

        On behalf of BreitBurn Energy Partners L.P., a Delaware limited partnership (the "Registrant"), we are transmitting via electronic transmission for filing under the Securities Act of 1933 (the "Securities Act"), the Registration Statement on Form S-1 (the "Registration Statement") relating to the proposed initial public offering of common units representing limited partner interests in the Registrant.

        The amount of $15,504 was transmitted by wire transfer of same-day funds on May 10, 2006 to the Securities and Exchange Commission's account at Mellon Bank.

        If you have any questions regarding this filing, please contact Ashley Geller at (212) 237-0281, Shelley Barber at (212) 237-0022 or the undersigned at (212) 237-0001.

                      Very truly yours,
                      /s/ Alan Baden